UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Miller Industries, Inc.
(Name of Issuer)
Common Stock, $0.05 par value
(Title of Class of Securities)
600548200
(CUSIP Number)
November 12, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [  ]  Rule 13d-1(b)

     [X]   Rule 13d-1(c)

     [  ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	600548200

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS (ENTITIES ONLY):
Claudia Carucci
Uncle Mills Partners, LLC (formerly Carucci Family Partners)
Mitchell Carucci
Elizabeth Shuldiner Revocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [X]
(b) [ ]

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:
Claudia Carucci - U.S. Citizen
Uncle Mills Partners, LLC - South Carolina
Mitchell Carucci - U.S. Citizen
Elizabeth Shuldiner Revocable Trust - New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER:
As of November 12, 2013:
Claudia Carucci - 95,889
Uncle Mills Partners, LLC- 49,163
Mitchell Carucci - 62,774
Elizabeth Shuldiner Revocable Trust - 212,826
Total: 420,652

As of November 20, 2013:
Claudia Carucci - 0
Uncle Mills Partners, LLC - 0
Mitchell Carucci - 0
Elizabeth Shuldiner Revocable Trust - 0
Total: 0

6	SHARED VOTING POWER:

0

7	SOLE DISPOSITIVE POWER:
As of November 12, 2013:
Claudia Carucci - 95,889
Uncle Mills Partners, LLC - 49,163
Mitchell Carucci - 62,774
Elizabeth Shuldiner Revocable Trust - 212,826
Total: 420,652

As of November 20, 2013:
Claudia Carucci - 0
Uncle Mills Partners, LLC - 0
Mitchell Carucci - 0
Elizabeth Shuldiner Revocable Trust - 0
Total: 0

8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
As of November 12, 2013:
Claudia Carucci - 95,889
Uncle Mills Partners, LLC- 49,163
Mitchell Carucci - 62,774
Elizabeth Shuldiner Revocable Trust - 212,826
Total: 420,652

As of November 20, 2013:
Claudia Carucci - 0
Uncle Mills Partners, LLC - 0
Mitchell Carucci - 0
Elizabeth Shuldiner Revocable Trust - 0
Total: 0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
As of November 12, 2013:
Claudia Carucci - 1.9%
Uncle Mills Partners, LLC- 1.0%
Mitchell Carucci - 1.3%
Elizabeth Shuldiner Revocable Trust - 4.3%
Total: 8.4%

As of November 20, 2013:
Claudia Carucci - 0%
Uncle Mills Partners, LLC - 0%
Mitchell Carucci - 0%
Elizabeth Shuldiner Revocable Trust - 0%
Total: 0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
Claudia Carucci - IN
Uncle Mills Partners, LLC - OO
Mitchell Carucci - IN
Elizabeth Shuldiner Revocable Trust - OO

SCHEDULE 13G

Item 1(a)	Name of Issuer.

Miller Industries, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

16295 N.W. 13th Ave Miami, FL 33169

Item 2(a)	Name of Person Filing.

Claudia Carucci Uncle Mills Partners, LLC (formerly Carucci Family Partners) Mitchell Carucci Elizabeth Shuldiner Revocable Trust

Item 2(b)	Address of Principal Business Office or, if none, Residence.

Claudia Carucci
17 Eagle Island Place
Sheldon, SC 29941-3017

Uncle Mills Partners, LLC
c/o Claudia Carucci
17 Eagle Island Place
Sheldon, SC 29941-3017

Mitchell Carucci
P.O. Box 88
Bellport, NY 11713-0088

Elizabeth Shuldiner Revocable Trust
c/o Arthur Gardner Rankin, Trustee
80 West 12th St.
New York, NY 10011-8543

Item 2(c)	Citizenship.

Claudia Carucci - U.S. Citizen Uncle Mills Partners, LLC - South Carolina Mitchell Carucci - U.S. Citizen Elizabeth Shuldiner Revocable Trust - New York

Item 2(d)	Title of Class of Securities.

Common Stock, $0.05 par value per share

Item 2(e)	CUSIP Number.

600548200

Item 3	This statement is not filed pursuant to Rules 13d-1(b), 13d-2(b) or 13d-2(c).

Item 4	Ownership.

(a)	Amount beneficially owned:

As of November 12, 2013:
Claudia Carucci - 95,889
Uncle Mills Partners, LLC- 49,163
Mitchell Carucci - 62,774
Elizabeth Shuldiner Revocable Trust - 212,826
Total: 420,652

As of November 20, 2013:
Claudia Carucci - 0
Uncle Mills Partners, LLC - 0
Mitchell Carucci - 0
Elizabeth Shuldiner Revocable Trust - 0
Total: 0

(b)

Percent of Class:
As of November 12, 2013:
Claudia Carucci - 1.9%
Uncle Mills Partners, LLC- 1.0%
Mitchell Carucci - 1.3%
Elizabeth Shuldiner Revocable Trust - 4.3%
Total: 8.4%

As of November 20, 2013:
Claudia Carucci - 0%
Uncle Mills Partners, LLC - 0%
Mitchell Carucci - 0%
Elizabeth Shuldiner Revocable Trust - 0%
Total: 0%

(c)	Number of Shares as to which the person has:

(i) Sole power to vote or to direct the vote:

As of November 12, 2013:
Claudia Carucci - 95,889
Uncle Mills Partners, LLC- 49,163
Mitchell Carucci - 62,774
Elizabeth Shuldiner Revocable Trust - 212,826
Total: 420,652

As of November 20, 2013:
Claudia Carucci - 0
Uncle Mills Partners, LLC - 0
Mitchell Carucci - 0
Elizabeth Shuldiner Revocable Trust - 0
Total: 0

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of:

As of November 12, 2013:
Claudia Carucci - 95,889
Uncle Mills Partners, LLC- 49,163
Mitchell Carucci - 62,774
Elizabeth Shuldiner Revocable Trust - 212,826
Total: 420,652

As of November 20, 2013:
Claudia Carucci - 0
Uncle Mills Partners, LLC - 0
Mitchell Carucci - 0
Elizabeth Shuldiner Revocable Trust - 0
Total: 0

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class.

This statement reflects the fact that as of November 20, 2013 the Reporting Persons ceased to be the beneficial owner of more than 5% of the class securities.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLAUDIA CARUCCI
Date: December 17, 2013

By:	Claudia Carucci

	By:	/s/ Claudia Carucci

UNCLE MILLS PARTNERS, LLC
Date: December 17, 2013

By:	Claudia Carucci, Manager

	By:	/s/ Claudia Carucci

MITCHELL CARUCCI
Date: December 24, 2013

By:	Mitchell Carucci

	By:	/s/ Mitchell Carucci

ELIZABETH SHULDINER REVOCABLE TRUST
Date: December 19, 2013

By:	Arthur Gardner Rankin, Trustee

	By:	/s/ Arthur Gardner Rankin